UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)



                                Cirrus Logic Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    172755100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Alfred Teo
                             Alpha Industries, Inc.
                             Page & Schuyler Avenues
                                  P.O. Box 808
                             Lyndhurst, N.J.  07071
                                 (201) 933-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 4, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP  No.  172755100
            ---------

--------------------------------------------------------------------------------
   1.   Names of  Reporting  Person I.R.S.  Identification Nos. of above persons
        (entities only).   Alfred Teo; SSN: ###-##-####
                         -------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
           ---------------------------------------------------------------------
        (b) XX
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC  Use  Only
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Source of Funds  (See Instructions)     PF
                                            ------------------------------------
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   6.   Citizenship  or  Place  of  Organization          USA
                                                 -------------------------------
--------------------------------------------------------------------------------
Number of        7.     Sole  Voting  Power      111,000
Shares                                      ------------------------------------
Beneficially     ---------------------------------------------------------------
Owned            8.     Shared Voting Power       6,562,100
By                                          ------------------------------------
Each             ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power      111,000
Person                                         ---------------------------------
With             ---------------------------------------------------------------
                 10.    Shared Dispositive Power     6,562,100
                                                 -------------------------------
--------------------------------------------------------------------------------
   11.  Aggregate Amount Owned by Each Reporting Person    6,673,100
                                                        ------------------------
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           ---------------------
--------------------------------------------------------------------------------
   13.  Percent  of  Class  Represented  by  Amount in Row (11)   8.4% (1)
                                                                ------------
--------------------------------------------------------------------------------
   14.  Type  of  Reporting  Person  (See Instructions)    IN
--------------------------------------------------------------------------------


---------------------
(1) Based on 79,022,442 shares outstanding as of December 30, 2000 according to the Issuer's Transfer Agent.

CUSIP  No.  172755100
            ---------

--------------------------------------------------------------------------------
   1.   Names of  Reporting  Person I.R.S.  Identification Nos. of above persons
        (entities only).   Annie Teo; SSN: ###-##-####
                         -------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
           ---------------------------------------------------------------------
        (b) XX
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC  Use  Only
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Source of Funds  (See Instructions)     PF
                                            ------------------------------------
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   6.   Citizenship  or  Place  of  Organization          USA
                                                 -------------------------------
--------------------------------------------------------------------------------
Number of        7.     Sole  Voting  Power      0
Shares                                      ------------------------------------
Beneficially     ---------------------------------------------------------------
Owned            8.     Shared Voting Power       6,562,100
By                                          ------------------------------------
Each             ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power      0
Person                                         ---------------------------------
With             ---------------------------------------------------------------
                 10.    Shared Dispositive Power     6,562,100
                                                 -------------------------------
--------------------------------------------------------------------------------
   11.  Aggregate Amount Owned by Each Reporting Person
        6,673,100 (2)
        -------------
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           -----------------------------------------------------
--------------------------------------------------------------------------------
   13.  Percent  of  Class  Represented  by  Amount in Row (11)   8.4% (3)
                                                                ------------
--------------------------------------------------------------------------------
   14.  Type  of  Reporting  Person  (See Instructions)    IN
--------------------------------------------------------------------------------


---------------------
(2) This includes 111,000 shares of Common Stock of the Issuer held by Alpha Industries, Inc. Retirement Plan Trust of which Alfred S. Teo is trustee and 21,283 shares of Common Stock of the Issuer issuable upon exercise of the options to purchase Common Stock that he holds that are exercisable within 60 days of the date hereof. Because Mr. Teo is the spouse of Mrs. Teo, such shares may be deemed to be beneficially owned by Mrs. Teo. Nevertheless, Mrs. Teo disclaims beneficial ownership of such shares.

---------------------
(... continued)

(3) Based on 79,022,442 shares outstanding as of December 30, 2000 according to the Issuer's Transfer Agent.

CUSIP  No.  172755100
            ---------

--------------------------------------------------------------------------------
   1. Names of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Alpha Industries, Inc. Retirement Plan, dated January
                         -------------------------------------------------------
        1, 1984, Alfred S. Teo, Trustee.  Tax I.D. # 22-2408251.
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
           ---------------------------------------------------------------------
        (b) XX
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC  Use  Only
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Source of Funds  (See Instructions)     OO
                                            ------------------------------------
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   6.   Citizenship  or  Place  of  Organization      New Jersey, USA
                                                 -------------------------------
--------------------------------------------------------------------------------
Number of        7.     Sole  Voting  Power        111,000
Shares                                      ------------------------------------
Beneficially     ---------------------------------------------------------------
Owned            8.     Shared Voting Power        0
By                                          ------------------------------------
Each             ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power     111,000
Person                                         ---------------------------------
With             ---------------------------------------------------------------
                 10.    Shared Dispositive Power   0
                                                 -------------------------------
--------------------------------------------------------------------------------
   11.  Aggregate Amount Owned by Each Reporting Person    111,000
                                                        ------------------------
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           -----------------------------------------------------
--------------------------------------------------------------------------------
   13.  Percent  of  Class  Represented  by  Amount in Row (11)   0% (4)
                                                                ------------
--------------------------------------------------------------------------------
   14.  Type  of  Reporting  Person  (See Instructions)    OO
--------------------------------------------------------------------------------


---------------------
(4) Based on 79,022,442 shares outstanding as of December 30, 2000 according to the Issuer's Transfer Agent.

CUSIP  No.  172755100
            ---------

--------------------------------------------------------------------------------
   1.   Names of  Reporting  Person I.R.S.  Identification Nos. of above persons
        (entities only).   Alpha Technologies, Inc.
                         -------------------------------------------------------
                           Tax I.D. #22-301576
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
           ---------------------------------------------------------------------
        (b)
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC  Use  Only
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Source of Funds  (See Instructions)     WC
                                            ------------------------------------
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   6.   Citizenship  or  Place  of  Organization      New Jersey, USA
                                                 -------------------------------
--------------------------------------------------------------------------------
Number of        7.     Sole  Voting  Power        0
Shares                                      ------------------------------------
Beneficially     ---------------------------------------------------------------
Owned            8.     Shared Voting Power        0
By                                          ------------------------------------
Each             ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power     0
Person                                         ---------------------------------
With             ---------------------------------------------------------------
                 10.    Shared Dispositive Power   0
                                                 -------------------------------
--------------------------------------------------------------------------------
   11.  Aggregate Amount Owned by Each Reporting Person    0
                                                        ------------------------
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           -----------------------------------------------------
--------------------------------------------------------------------------------
   13.  Percent  of  Class  Represented  by  Amount in Row (11)   0%
                                                                ------------
--------------------------------------------------------------------------------
   14.  Type  of  Reporting  Person  (See Instructions)    CO
--------------------------------------------------------------------------------

CUSIP  No.  172755100
            ---------

--------------------------------------------------------------------------------
   1.   Names of  Reporting  Person I.R.S.  Identification Nos. of above persons
        (entities only).   Lambda Financial Service Corp.
                         -------------------------------------------------------
                           Tax I.D. #22-2899749
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
           ---------------------------------------------------------------------
        (b)
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC  Use  Only
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Source of Funds  (See Instructions)     WC
                                            ------------------------------------
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
   6.   Citizenship  or  Place  of  Organization      New Jersey, USA
                                                 -------------------------------
--------------------------------------------------------------------------------
Number of        7.     Sole  Voting  Power        0
Shares                                      ------------------------------------
Beneficially     ---------------------------------------------------------------
Owned            8.     Shared Voting Power        0
By                                          ------------------------------------
Each             ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power     0
Person                                         ---------------------------------
With             ---------------------------------------------------------------
                 10.    Shared Dispositive Power   0
                                                 -------------------------------
--------------------------------------------------------------------------------
   11.  Aggregate Amount Owned by Each Reporting Person    0
                                                        ------------------------
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           -----------------------------------------------------
--------------------------------------------------------------------------------
   13.  Percent  of  Class  Represented  by  Amount in Row (11)   0%
                                                                ------------
--------------------------------------------------------------------------------
   14.  Type  of  Reporting  Person  (See Instructions)    CO
--------------------------------------------------------------------------------

          This Amendment No. 7 amends and supplements the Schedule 13D filed on August 27, 1997, as amended, relating to the shares of Common Stock, par value $.001 of Cirrus Logic, Inc., a Delaware corporation ("Issuer"). The address of the principal executive office of the Issuer is 4210 S. Industrial Drive, Austin, TX 78744.

          Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D ("Statement") on behalf of Alfred S. Teo, Annie Teo and Alpha Industries, Inc. Retirement Plan, Alpha Technologies, Inc. and Lambda Financial Service Corp. The foregoing persons may be hereinafter referred to collectively as the "Reporting Persons". The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          Item 3 is hereby amended so as to add at the end thereof the following:

          The source of funds used by Alfred Teo and Annie Teo in making all purchases of Common Stock since October 9, 1998 was personal funds. The source of funds used by Alpha Industries, Inc. Retirement Plan for purchases of Common Stock since October 9, 1998 was trust funds. The aggregate amount of funds used in making purchases, including brokerage commissions and other costs of execution, from October 9, 1998 through on December 15, 2000 was as set forth in the following table:


          Alfred Teo and Annie Teo,
          Joint Tenants with Rights of Survivorship        $10,774,019.50
                                                            -------------
          Alpha Industries, Inc. Retirement Plan              $713,767.30
                                                               ----------
          Total                                            $11,487,786.80
                                                            -------------


ITEM  4.  PURPOSE  OF  TRANSACTION

          Item  4(a) is hereby amended so as to read in its entirety as follows:

          (a) The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer from time to time.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

          Item  5  is  hereby  amended so as to read in its entirety as follows:


          (a) Alfred S. Teo beneficially owns 6,673,100 shares of Common Stock of the Issuer, including (i) 111,000 shares of Common Stock of the Issuer held by Alpha Industries, Inc. Retirement Plan of which Mr. Teo is trustee and
(ii) 21,283 shares of Common Stock of the Issuer issuable upon exercise of the options to purchase Common Stock that he holds that are exercisable within 60 days of the date hereof. Together, these shares represent 8.4% of the outstanding Common Stock of the Issuer (based on 79,022,442 shares outstanding as of December 30, 2000, according to the Issuer's Transfer Agent).

          Annie Teo beneficially owns 6,673,100 shares of Common Stock of the Issuer or 8.4% of the outstanding Common Stock of the Issuer (based on 79,022,442 shares outstanding as of December 30, 2000, according to the Issuer's Transfer Agent). Such shares include (i) 111,000 shares of Common Stock of the Issuer held by Alpha Industries, Inc. Retirement Plan of which her spouse, Mr. Teo, is trustee and (ii) 21,283 shares of Common Stock of the Issuer that Mr. Teo holds issuable upon exercise of the options to purchase Common Stock that are exercisable within 60 days of the date hereof. Because Mr. Teo is the spouse of Mrs. Teo, such shares may be deemed to be beneficially owned by Mrs. Teo. Nevertheless, Mrs. Teo disclaims beneficial ownership of such shares.

          Alpha Industries, Inc. Retirement Plan Trust beneficially owns 111,000 shares of Common Stock of the Issuer or less than one percent of the outstanding Common Stock of the Issuer (based on 79,022,442 shares outstanding as of December 30, 2000, according to the Issuer's Transfer Agent).

          (b) Alfred S. Teo and his spouse, Annie Teo, hold 6,562,100 shares of Common Stock of the Issuer as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote, or direct the vote, and to dispose of, or direct the disposition of, such shares. Mr. Teo is the trustee of the Alpha Industries, Inc. Retirement Plan, dated January 1, 1984, and, therefore, has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, the 111,000 shares of Common Stock of the Issuer held by this Retirement Plan.

          (c) The following Reporting Persons effected the following transactions in the class of securities reported since October 9, 1998 to December 15, 2000:

(1) Alfred Teo and Annie Teo, as joint tenants with rights of survivorship effected the following market purchases:


  Date         Quantity        Price       Total Cost

12/23/98         5,000       $ 10.31     $   51,565.00
12/23/98         5,000       $ 10.25     $   51,250.00
12/24/98        10,000       $ 10.25     $  102,500.00
12/24/98         5,000       $ 10.50     $   52,500.00
12/24/98         5,000       $ 10.25     $   51,250.00
12/28/98        70,000       $ 10.38     $  726,250.00
12/29/98        50,000       $ 10.13     $  506,250.00
12/30/98        10,000       $  9.84     $   98,440.00
12/30/98        10,000       $  9.81     $   98,130.00
12/31/98         5,000       $  9.88     $   49,375.00
12/31/98         2,500       $  9.75     $   24,375.00
12/31/98         2,500       $  9.69     $   24,220.00
12/31/98        10,000       $  9.50     $   95,000.00
01/15/99        20,000       $ 12.65     $  253,060.00
01/15/99        30,000       $ 12.63     $  378,750.00
01/15/99        10,000       $ 12.50     $  125,000.00
01/21/99        55,000       $ 11.75     $  646,250.00
01/21/99        10,000       $ 11.69     $  116,880.00
01/21/99         7,500       $ 11.88     $   89,062.50
01/21/99        22,500       $ 11.81     $  265,792.50
01/21/99         5,000       $ 11.63     $   58,125.00
01/27/99        50,000       $ 10.13     $  506,250.00
02/02/99       160,000       $  9.46     $1,513,120.00
11/02/2000     125,000       $39.125     $4,890,625.00


(2) Alpha Industries, Inc. Retirement Plan effected the following market purchases:


  Date         Quantity        Price       Total Cost

3/5/98           1,500        $10.38       $ 15,562.50
3/5/98           3,000        $10.50       $ 31,500.00
3/5/98          20,000        $10.44       $208,760.00
7/22/98         13,000        $ 9.69       $125,944.00
9/4/98           7,500        $ 6.78       $ 50,850.00
9/4/98           5,500        $ 6.69       $ 36,784.00
9/25/98         10,000        $ 6.19       $ 61,880.00
9/25/98          2,900        $ 6.13       $ 17,762.50
10/13/98           100        $ 6.44       $    643.80
10/13/98        15,000        $ 6.44       $ 96,580.50
3/22/99          9,000        $ 7.50       $ 67,500.00

(3) Alpha Technologies, Inc. transferred on February 27, 2000, 15,600 shares of Common Stock to Alfred Teo at a price of $19.875 per share or $310,050 in the aggregate.

(4) Lambda Financial Service Corp. transferred on February 27, 2000, 30,000 shares of Common Stock to Alfred Teo at a price of $19.875 per share or $596,250 in the aggregate.

(5)  Alfred  Teo  and  Annie  Teo effected the following market dispositions:


  Date         Quantity        Price       Total Cost

11/30/00       170,000       $ 22.45       $ 3,816,500
12/1/00        175,000       $ 22.45       $ 3,928,750
12/4/00        275,000       $19.875       $ 5,465,625
12/4/00        725,000       $ 19.00       $13,775,000



     No other transactions in the class of securities reported were effected by the Reporting Persons since October 9, 1998 to December 15, 2000 other than those listed above.

          (d)  Not  applicable.

          (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item  6  is  hereby  amended so as to read in its entirety as follows:
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. Mr. and Mrs. Teo have also stated that, in the election of directors, they intend to vote their shares of the Issuer in favor of the Governance Committee's nominees to the Board; not to directly or indirectly participate in any solicitation of proxies other than as recommended by the Board with respect to voting shares of the Issuer; not to form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to any voting securities of the Issuer; and not to otherwise act alone or in concert with others to seek control of the Issuer. The Issuer has signed no agreement with Mr. Teo or any other Reporting Person with respect to the foregoing matters.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated  as  of  January  4,  2000.


/s/  Alfred  S.  Teo
------------------------------------------
Alfred  S.  Teo,  Individually


/s/  Annie  Teo
------------------------------------------
Annie  Teo,  Individually



ALPHA INDUSTRIES, INC. RETIREMENT PLAN



By:  /s/  Alfred  S.  Teo
   ---------------------------------------
      Alfred  S.  Teo,  Trustee


ALPHA  TECHNOLOGIES,  INC.



By:  /s/  Alfred  S.  Teo
   ---------------------------------------



LAMBDA  FINANCIAL  SERVICE  CORP.



By:  /s/  Alfred  S.  Teo
   ---------------------------------------